

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2022

Eli Spiro
Chairman and Chief Executive Officer
CleanTech Acquisition Corp.
207 West 25th Street, 9th Floor
New York, NY 10001

Re: CleanTech Acquisition Corp.
Amendment No. 11 to Registration Statement on Form S-4
Exhibit Nos. 10.20, 10.22, 10.23, 10.24, 10.30, 10.31
Filed August 12, 2022
File No. 333-262431

Dear Mr. Spiro:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance